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December 17, 2009

Securities and Exchange Commission
Washington D.C. 20549

Ladies and Gentlemen:

In connection with the filing of Amendment Number 1 to our Form 10-K for the year ended December 31, 2008, we hereby acknowledge that:

1.	China Water Group, Inc. (the “Company) is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Very truly yours,
China Water Group, Inc.

By:
Wenge Fang, President